

VIA FACSIMILE AND U.S. MAIL

June 12, 2007

Mr. Thomas B. Specketer
Vice President and Controller
MidAmerican Funding, LLC
666 Grand Ave. Suite 500
Des Moines, IA 50309-2580

> **Re:** **MidAmerican Funding, LLC, File No. 333-90553**
> **MidAmerican Energy Company, File No. 333-15387**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**

Dear Mr. Specketer:

We have reviewed your response dated May 29, 2007 to our comment letter dated May 21, 2007 and have the following additional comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2006

Note (8) Long-Term Debt, page 104

1. We have considered your response to comment two in our letter dated May 21, 2007. However, there are no exceptions to the requirement in Rule 3-16 of Regulation S-X to file financial statements for each affiliate whose securities constitute a substantial portion of the collateral for any class of registered securities. In this regard, please file an amendment that includes the financial statements of MHC, Inc. in accordance with the guidance cited above.

* * * *

As appropriate, please amend your filings and respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief